UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                            SEC FILE NUMBER
                                                            ---------------
                                                            0-11353

                                                            CUSIP NUMBER
                                                            ------------
                                                            172743 20 5

(Check one): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D
             [ ]Form N-SAR [ ]Form N-CSR
             For Period Ended: ______________________________________
             [ ]Transition Report on Form 10-K
             [ ]Transition Report on Form 20-F
             [ ]Transition Report on Form 11-K
             [ ]Transition Report on Form 10-Q
             [ ]Transition Report on Form N-SAR
             For the Transition Period Ended:__________________________________
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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________________
_______________________________________________________________________________
PART I - REGISTRANT INFORMATION

Circuit Research Labs, Inc.
_______________________________________________________________________________
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable

1302 W. Drivers Way
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Tempe, Arizona 85284
_______________________________________________________________________________
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


    | (a) The reason described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
[X] |     thereof, will be filed on or before the fifteenth calendar day
    |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q or subject distribution report on
    |     Form 10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     As of March 31, 2005, the Company is currently waiting for third party information that has not been supplied to our auditors. We are unable to finalize the audit of our financial statements until that material is received.


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
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Robert W. McMartin               480          403-8300
    _________________________________    __________   __________________
                 (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no,
    identify report(s).                                      Yes [X]   No [ ]
    ___________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             Yes [X]   No [ ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________

                           Circuit Research Labs, Inc.
                ________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 4/1/2005                      By  /s/ Robert W. McMartin
----------------                   ------------------------------------------
                                       Robert W. McMartin, Vice President,
                                       Treasurer and Chief Financial Officer



                    Annex 1 (pursuant to Part IV, Question 3)

     Although the audit is not complete, the Company provides the following unaudited operating information:

     In its annual report on Form 10-KSB for the year ended December 31, 2004, the Company will report net sales of approximately $13.2 million, an increase of approximately $860,000, or 6%, as compared to the previous year ended December 31, 2003. The increase in net sales is primarily attributable to an increased demand for the Company's higher end products.

     Gross profit for the year ended December 31, 2004 was 56% compared to 55% for the same period in 2003. The 1% increase in gross profit is primarily due to the increase in sales coupled with our ability to increase production runs, allowing us to reduce costs associated with set up and labor.

     Operating income for the year ended December 31, 2004 was approximately $637,000, a decrease of $295,000 from $932,000 reported for the year ended December 31, 2003. The change is primarily attributed to the increase in total selling, general and administrative expenses. As a percentage of net sales, SG&A increased 5% to 40% for the year ended December 31, 2004 from 35% in 2003.

     The Company is currently evaluating and has not yet concluded if its inventory reserves are adequate and if it needs to impair its goodwill.


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